                                               Filed pursuant to Rule 424(b)(3)
                                               Registration No. 333-22655

This Prospectus Supplement relates to an effective Registration Statement under the Securities Act of 1933, as amended, and is subject to completion or amendment. This Prospectus Supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    SUBJECT TO COMPLETION DATED MAY 6, 1998

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 17, 1997)

                                  $800,000,000

                       UNION PACIFIC RESOURCES GROUP INC.
            $                              % NOTES DUE MAY 15, 2005
            $                              % NOTES DUE MAY 15, 2008
          $                              % DEBENTURES DUE MAY 15, 2018
          $                              % DEBENTURES DUE MAY 15, 2028
                            ------------------------

    Union Pacific Resources Group Inc. (the 'Company') is offering $
aggregate principal amount of    % Notes due May 15, 2005 (the '2005 Notes'),
$          aggregate principal amount of    % Notes due May 15, 2008 (the '2008
Notes'), $          aggregate principal amount of    % Debentures due May 15,
2018 (the '2018 Debentures') and $          aggregate principal amount of    %
Debentures due May 15, 2028 (the '2028 Debentures', and together with the 2005 Notes, the 2008 Notes and the 2018 Debentures, the 'Securities'). Interest on the Securities is payable semiannually on May 15 and November 15 of each year, commencing November 15, 1998. The 2008 Notes, the 2018 Debentures and the 2028 Debentures are redeemable prior to maturity as described herein. The 2005 Notes are not redeemable. The Securities will not be subject to any sinking fund. See 'Description of the Securities.'

    Each series of the Securities will be represented by one or more Global Securities (as defined herein) registered in the name of the nominee of The Depository Trust Company ('DTC'). Interests in the Securities represented by the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as provided herein and in the accompanying Prospectus, Securities in definitive form will not be issued. Settlement for the Securities will be made in immediately available funds. The Securities will trade in the Same-Day Funds Settlement System of DTC until maturity and, to the extent that secondary market trading activity in the Securities is effected through the facilities of DTC, such secondary market trading activity in the Securities will settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See 'Description of the Securities--Same Day Settlement and Payment.'

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                       PRICE TO           UNDERWRITING DISCOUNTS         PROCEEDS TO
                                                      PUBLIC(1)             AND COMMISSIONS(2)          COMPANY(1)(3)
Per 2005 Note................................               %                         %                         %
Total........................................         $                   $                             $
Per 2008 Note................................               %                         %                         %
Total........................................         $                   $                             $
Per 2018 Debenture...........................               %                         %                         %
Total........................................         $                   $                             $
Per 2028 Debenture...........................               %                         %                         %
Total........................................         $                   $                             $

 (1) Plus accrued interest, if any, from           , 1998.

 (2) For information regarding indemnification of the Underwriters, see 'Underwriting.'

 (3) Before deducting expenses payable by the Company estimated at $300,000.
                            ------------------------

    The Securities are offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the Securities in book-entry form
will be made through the facilities of DTC on or about           , 1998.
                            ------------------------

SALOMON SMITH BARNEY
               CREDIT SUISSE FIRST BOSTON
                                     CHASE SECURITIES INC.
                                                      GOLDMAN, SACHS & CO.
                            ------------------------
ABN AMRO INCORPORATED
         BANCAMERICA ROBERTSON STEPHENS
                   HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                           INCORPORATED
                           NATIONSBANC MONTGOMERY SECURITIES LLC
                                     PETRIE PARKMAN & CO.
                                             RBC DOMINION SECURITIES CORPORATION
                            ------------------------
May  , 1998

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABLILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SHORT-COVERING TRANSACTIONS AND PENALTY BIDS. SUCH TRANSACTIONS IF COMMENCED MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the Securities and Exchange Commission (the 'Commission') pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act') (File No. 1-13916), are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; (ii) the Company's Current Report on Form 8-K dated March 17, 1998; (iii) the Company's Current Report on Form 8K/A dated May 6, 1998 (the 'Norcen 8-K'); and (iv) the Company's Current Report on Form 8-K dated May 6, 1998. See 'Incorporation of Certain Documents by Reference' in the Prospectus. The Form 10-K and the Forms 8-K filed by the Company with the Commission now may also be accessed electronically by means of the Commission's home page on the world wide web on the Internet at 'http://www.sec.gov.'

                             CERTAIN DEFINED TERMS

     Unless otherwise specified or the context requires, references to 'dollars,' 'U.S. dollars,' 'U.S.$' and '$' are to United States dollars. 'C$' refers to Canadian dollars. References to 'n/a' shall mean 'not available.' Quantities of natural gas are expressed herein in terms of thousand cubic feet ('Mcf'), million cubic feet ('MMcf') or billion cubic feet ('Bcf'). Oil and natural gas liquids are quantified in terms of barrels ('Bbl'), thousands of barrels ('MBbl') or millions of barrels ('MMBbl'). Oil and natural gas liquids are compared to natural gas in terms of thousands of cubic feet of natural gas equivalent ('Mcfe'), millions of cubic feet of natural gas equivalent ('MMcfe'), billions of cubic feet of natural gas equivalent ('Bcfe') or trillions of cubic feet of natural gas equivalent ('Tcfe'). One barrel of oil or natural gas liquids is the energy equivalent of six Mcf of natural gas. Daily oil and gas production is signified by the addition of the letter 'd' to the end of the terms defined above. With respect to information relating to working interests in wells or acreage, 'net' oil and gas wells or acreage is determined by multiplying gross wells or acreage by the working interest owned therein.

                                   BACKGROUND

     On October 17, 1995, Union Pacific Resources Group Inc. (the 'Company'), a Utah corporation, completed an initial public offering (the 'IPO') of approximately 17% of its outstanding common stock ('Common Stock'). Prior to the IPO, the Company was a wholly owned subsidiary of Union Pacific Corporation ('UPC'). Concurrent with the IPO, UPC announced its intention to distribute the remaining 83% of the outstanding Common Stock to its shareholders as a dividend by means of a tax-free distribution (the 'Distribution'). On October 15, 1996, the Distribution was consummated.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

     On April 28, 1998, the Company announced that it had operating revenues and net income for the quarter ended March 31, 1998 of $499.0 million and $31.2 million, respectively, compared to operating revenues and net income for the quarter ended March 31, 1997, of $531.7 million and $117.2 million, respectively. The table below sets forth selected income statement and cash flow data for the quarter ended March 31, 1998, including the operations of Norcen Energy Resources Limited ('Norcen') as a wholly owned subsidiary for the month of March, and selected income statement and cash flow data of the Company for the quarter ended March 31, 1997.

                                                                         (UNAUDITED)
                                                                 THREE MONTHS ENDED MARCH 31,
                                                                ------------------------------
                                                                 1997                   1998
                                                                -------                -------
                                                                (IN MILLIONS, EXCEPT PER SHARE
                                                                           AMOUNTS)
INCOME STATEMENT DATA:
  Total operating revenues............................          $ 531.7                $ 499.0
  Operating income....................................            186.4                   77.3
  Net income..........................................            117.2                   31.2
  Earnings per share--basic...........................             0.47                   0.13
  Earnings per share--diluted.........................             0.47                   0.13
  Average shares outstanding--diluted.................            251.0                  248.2

CASH FLOW DATA:
  Cash provided by operations.........................          $ 422.2                $ 295.4
  Capital and exploratory expenditures(1).............           (284.0)                (487.1)

------------------------
(1) Excluding capital expenditures associated with the acquisition of Norcen.

NORCEN ACQUISITION

     On March 6, 1998, the Company, through its wholly owned subsidiary Union Pacific Resources Inc. ('UPRI'), completed the purchase (the 'Norcen Acquisition') of all the outstanding common shares (the 'Norcen Shares') of Norcen pursuant to a cash tender offer and a compulsory acquisition procedure, making Norcen an indirect, wholly owned subsidiary of the Company. The Company purchased the Norcen Shares for C$19.80 per share ($13.65), or $2.6 billion in total, and assumed all of Norcen's outstanding net debt of approximately $955.5 million, giving the overall transaction a $3.5 billion value.

     The Norcen Acquisition was paid for in cash and financed by the Company with the issuance of commercial paper, supported by a $2.7 billion 364 Day Competitive Advance/Revolving Credit Agreement, dated March 2, 1998, by and among the Company, the lenders named therein and the Bank of Montreal, as syndication agent and The Chase Manhattan Bank, as administrative agent (the 'Norcen Facility').

     Norcen is a major Canadian oil and gas exploration and development company with primary operations in western Canada, the Gulf of Mexico, Guatemala and Venezuela. In addition, Norcen owns 10 percent of Superior Propane Inc., the largest propane marketer in Canada.

PLANNED DIVESTITURE

     On April 27, 1998, the Company announced that as part of its previously announced deleveraging program it plans to sell approximately $600 million of non-core exploration and production properties by the end of 1998. In addition, the Company announced that it plans to explore opportunities to monetize its gathering, processing and marketing business.

                                USE OF PROCEEDS

     The aggregate net proceeds from the sale of the Securities offered hereby are estimated to be approximately $793,650,000. All of such net proceeds will be used to repay outstanding commercial paper of the Company. As of April 30, 1998, the weighted average interest rate on all outstanding commercial paper borrowings of the Company was 5.82% per annum with maturities varying from 1 to 120 days.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges for the periods indicated and pro forma ratio of earnings to fixed charges for the year ended December 31, 1997, adjusted to give effect to the Norcen Acquisition as if such transaction had occurred on January 1, 1997. The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges.

                                                                       YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------
                                                                                                  PRO FORMA
                                                          1993    1994    1995    1996    1997      1997
                                                          ----    ----    ----    ----    ----    ---------
Ratio of earnings to fixed charges.....................   41.7    44.4    17.7     9.1     8.1        1.7

                                 CAPITALIZATION

     The following table sets forth the short-term indebtedness and capitalization of the Company (i) as of December 31, 1997, (ii) as of December 31, 1997, adjusted to give effect to the Norcen Acquisition as if such transaction had occurred on December 31, 1997 and (iii) as of December 31, 1997, adjusted to give effect to the Norcen Acquisition as if such transaction had occurred on December 31, 1997 and further adjusted to give effect to the sale of the Securities offered hereby and the application of the aggregate net proceeds thereof. See 'Use of Proceeds.'

                                                                                      AS OF DECEMBER 31, 1997
                                                                               --------------------------------------
                                                                                                           PRO FORMA
                                                                               HISTORICAL    PRO FORMA    AS ADJUSTED
                                                                               ----------    ---------    -----------
                                                                                           (IN MILLIONS)
Short-term debt:                                                                $      --    $     --      $      --
Long-term debt:
  Commercial paper..........................................................        663.1     3,560.3        2,766.7(1)(2)
  7 1/2% Debentures due November 1, 2096....................................        150.0       150.0          150.0
  7% Notes due October 15, 2006.............................................        200.0       200.0          200.0
  7 1/2% Debentures due October 15, 2026....................................        200.0       200.0          200.0
  6.8% Debentures due July 2, 2002..........................................           --       250.0          250.0
  7.8% Debentures due July 2, 2008..........................................           --       150.0          150.0
  7.375% Debentures due May 15, 2006........................................           --       250.0          250.0
     % Notes due May 15, 2005...............................................           --          --          200.0(2)
     % Notes due May 15, 2008...............................................           --          --          200.0(2)
     % Debentures due May 15, 2018..........................................           --          --          200.0(2)
     % Debentures due May 15, 2028..........................................           --          --          200.0(2)
  Other debt(3).............................................................         17.5        49.0           49.0
                                                                               ----------    ---------    -----------
     Total long-term debt...................................................      1,230.6     4,809.3        4,815.7(2)
                                                                               ----------    ---------    -----------
Shareholders' equity:
  Common stock..............................................................           --          --             --
  Paid-in surplus...........................................................        991.2       991.2          991.2
  Retained earnings.........................................................        957.4       957.4          957.4
  Unearned compensation.....................................................        (11.8)      (11.8 )        (11.8)
  Unearned employees stock ownership plan...................................       (102.0)     (102.0 )       (102.0)
  Minimum pension liability.................................................         (1.0)       (1.0 )         (1.0)
  Deferred foreign exchange adjustment......................................        (17.3)      (17.3 )        (17.3)
  Treasury stock............................................................        (55.8)      (55.8 )        (55.8)
                                                                               ----------    ---------    -----------
     Total shareholders' equity.............................................      1,760.7     1,760.7        1,760.7
                                                                               ----------    ---------    -----------

       Total capitalization.................................................    $ 2,991.3    $6,570.0      $ 6,576.4
                                                                               ----------    ---------    -----------
                                                                               ----------    ---------    -----------

------------------
(1) In connection with the Norcen Acquisition, the Company issued commercial paper supported by the Norcen Facility to finance the purchase price. All of the net proceeds from the sale of the Securities (estimated to be approximately $793,650,000) will be used to repay outstanding commercial paper borrowings. See 'Use of Proceeds.'

(2) The aggregate principal amount of the 2005 Notes, 2008 Notes, 2018 Debentures and 2028 Debentures offered hereby is expected to be $800,000,000.

(3) This amount represents tax exempt revenue bonds, with an interest rate of 4.25% per annum, with a maturity of November 2012 and a net premium on previously issued and outstanding debt.

                SUMMARY HISTORICAL AND PRO FORMA OPERATING DATA

     The following table sets forth summary information regarding the Company's volumes of and average price realizations for natural gas, natural gas liquids and crude oil sales, and average production costs per Mcfe, for each of the last three years ended December 31, 1997 and for the year ended December 31, 1997, adjusted to give effect to the Norcen Acquisition as if that transaction had occurred on January 1, 1997.

                                                                                  YEAR ENDED DECEMBER 31,
                                                                         ------------------------------------------
                                                                                                          PRO FORMA
                                                                          1995       1996       1997       1997(6)
                                                                         -------    -------    -------    ---------
Producing Properties:
  Average daily production(1):
     Natural gas (MMcfd)..............................................     915.6      980.3    1,102.3     1,535.0
     Natural gas liquids (MBbld)......................................      23.1       28.5       29.9        35.1
     Crude oil (MBbld)................................................      52.8       50.6       52.9       128.2
       Total (MMcfed)(2)..............................................   1,371.0    1,454.9    1,598.8     2,514.8
  Average sales prices(3):
     Natural gas (per Mcf)............................................   $  1.42    $  1.86    $  2.00     $  1.93
     Natural gas liquids (per Bbl)....................................      8.14      11.39      11.20       11.74
     Crude oil (per Bbl)..............................................     16.08      18.84      18.36       16.27
  Production costs (per Mcfe)(4)......................................      0.42       0.49       0.50        0.50
Plants, Pipelines and Marketing:
  Average daily sales volumes attributable to gas plant ownership(5):

     Natural gas (MMcfd)..............................................      23.9       26.7       30.5         n/a
     Natural gas liquids (MBbld)......................................      34.2       39.8       41.7         n/a
       Total (MMcfed)(2)..............................................     229.1      265.4      280.5         n/a
  Average sales prices:
     Natural gas (per Mcf)............................................   $  1.51    $  2.01    $  2.40         n/a
     Natural gas liquids (per Bbl)....................................      9.38      13.16      11.91         n/a

------------------
(1) Does not include the Company's portion, by virtue of its ownership in gas processing facilities, of natural gas and natural gas liquids earned by such facilities in connection with the processing of natural gas.
(2) Calculated using the ratio of one Bbl to six Mcf.
(3) The following are the average price realizations for producing properties excluding the impacts of hedging:

                                                    YEAR ENDED DECEMBER 31,
                                           ------------------------------------------
                                                                            PRO FORMA
                                            1995       1996       1997       1997(6)
                                           -------    -------    -------    ---------
Average sales prices:
  Natural gas (per Mcf).................   $  1.30    $  1.94    $  2.19         n/a
  Natural gas liquids (per Bbl).........      8.14      11.39      11.20         n/a
  Crude Oil (per Bbl)...................     16.35      20.09      18.80         n/a

(4) Includes lease operating costs, production overhead, other operating expenses and taxes other than income taxes.
(5) Represents the Company's portion, by virtue of its ownership interest in gas processing facilities, of natural gas and natural gas liquids earned by such facilities in connection with the processing of natural gas. The portion of the total average daily sales volumes representing the Company's portion earned by such facilities with respect to processing the Company's production for each of the three years ended December 31, 1995, 1996 and 1997 are 66.5 MMcfed, 77.1 MMcfed and 63.9 MMcfed, respectively.
(6) Pro forma information is not available for gathering, processing and marketing, average sales prices and average price realizations excluding the impacts of hedging.

                 SUMMARY HISTORICAL AND PRO FORMA RESERVE DATA

     The following table sets forth summary information with respect to the estimated proved natural gas, natural gas liquids and crude oil reserves and the standardized measure of discounted future net cash flows (after tax) of the Company relating to such proved reserves as of December 31, 1995, 1996 and 1997 and as of December 31, 1997, adjusted to give effect to the Norcen Acquisition as if that transaction occurred on December 31, 1997. Unless otherwise noted, all information in this Prospectus Supplement relating to natural gas, natural gas liquids and crude oil reserves is based upon estimates prepared by the Company and reflects the Company's net interest. The following data are qualified in their entirety by, and should be read in conjunction with, the Company's unaudited pro forma combined financial statements and notes thereto contained in the Norcen 8-K which has been filed with the Commission and is incorporated herein by reference.

                                                                                         AS OF DECEMBER 31,
                                                                           ----------------------------------------------
                                                                                                                PRO FORMA
                                                                             1995         1996         1997       1997
                                                                           --------   ------------   --------   ---------
Natural gas (Bcf):
  Proved developed.......................................................   1,957.1        2,125.4    2,217.0    3,670.0
  Proved undeveloped.....................................................     216.4          253.0      403.3      514.3
                                                                           --------   ------------   --------   ---------
  Total proved...........................................................   2,173.5        2,378.4    2,620.3    4,184.3
                                                                           --------   ------------   --------   ---------
                                                                           --------   ------------   --------   ---------
Natural gas liquids (MMBbl)(1):
  Proved developed.......................................................      89.8           97.7      103.3      126.0
  Proved undeveloped.....................................................      10.3            9.8       14.6       14.8
                                                                           --------   ------------   --------   ---------
  Total proved...........................................................     100.1          107.5      117.9      140.8
                                                                           --------   ------------   --------   ---------
                                                                           --------   ------------   --------   ---------
Crude oil, including condensate (MMBbl):
  Proved developed.......................................................      78.2           74.1       93.9      313.5
  Proved undeveloped.....................................................       5.6            6.5       34.9       63.1
                                                                           --------   ------------   --------   ---------
  Total proved...........................................................      83.8           80.6      128.8      376.6
                                                                           --------   ------------   --------   ---------
                                                                           --------   ------------   --------   ---------
Proved reserves equivalent (Bcfe)(2):
  Natural gas............................................................   2,173.5        2,378.4    2,620.3    4,184.3
  Natural gas liquids....................................................     600.6          645.0      707.4      844.8
  Crude oil, including condensate........................................     502.8          483.6      772.8    2,259.6
                                                                           --------   ------------   --------   ---------
  Total proved(3)........................................................   3,276.9        3,507.0    4,100.5    7,288.7
  Total proved developed(3)..............................................   2,965.1        3,155.8    3,400.2    6,307.0
                                                                           --------   ------------   --------   ---------
                                                                           --------   ------------   --------   ---------
Standardized measure of discounted future net cash flows relating to
  proved oil and gas reserves (after tax) (in millions)(4)(5)............  $1,871.3   $    4,239.0   $3,046.2        n/a

------------------
(1) Includes the plant share of equity gas processed (natural gas and natural gas liquids, as appropriate, earned by gas processing facilities through the processing of the Company's equity production).
(2) Calculated using the ratio of one Bbl to six Mcf.
(3) The reserve data set forth in this Prospectus Supplement or incorporated by reference herein represent only estimates. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, reserve estimates often differ from the quantities of oil and gas that are ultimately recovered.
(4) In accordance with the Securities and Exchange Commission's guidelines, the Company's estimate of the standardized measure of discounted future net cash flows from the Company's properties has been made using oil and natural gas sales priced in effect as of the date of such estimate and have been held constant throughout the life of the properties except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. Prices for natural gas, natural gas liquids and crude oil are subject to substantial fluctuations as a result of numerous other factors. The standardized measure of discounting future net cash flows relating to proved reserves should not be construed as the current market value of estimated natural gas, natural gas liquids and crude oil reserves.
(5) Pro forma information is not available for standardized measure of discounted future net cash flows.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The table below sets forth selected income statement and cash flow data for the years ended December 31, 1996 and 1997, and selected financial position data as of December 31, 1997, which data have been derived from consolidated financial statements of the Company that have been audited by Deloitte & Touche LLP, independent auditors, and selected pro forma income statement data of the Company for the year ended December 31, 1997, adjusted to give effect to the Norcen Acquisition as if such transaction had occurred on January 1, 1997, and selected financial position data of the Company as of December 31, 1997, adjusted to give effect to the Norcen Acquisition as if such transaction had occurred on December 31, 1997. The following data should be read in conjunction with the Consolidated Financial Statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and unaudited pro forma combined statement of operations and balance sheet included in the Norcen 8-K dated May 6, 1998, each of which has been filed with the Commission and is incorporated herein by reference.


                                                                                    YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                                        PRO FORMA
                                                                                1996         1997        1997(1)
                                                                              --------     --------     ---------
                                                                                (IN MILLIONS, EXCEPT PER SHARE
                                                                                           AMOUNTS)
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas operations:
     Producing properties..................................................   $1,133.3     $1,281.2     $1,935.1
     Plants, pipelines and marketing.......................................      503.8        443.3        443.3
     Other oil and gas revenues............................................       65.0         60.4         60.4
                                                                              --------     --------     ---------
       Total oil and gas operations........................................    1,702.1      1,784.9      2,438.8
     Minerals..............................................................      128.9        139.8        139.8
                                                                              --------     --------     ---------
       Total operating revenues............................................    1,831.0      1,924.7      2,578.6
                                                                              --------     --------     ---------
Operating expenses:
  Production...............................................................      259.5        292.6        456.8
  Exploration..............................................................      144.6        204.7        284.2
  Plants, pipelines and marketing..........................................      290.0        285.2        285.2
  Minerals.................................................................        8.0          3.4          3.4
  Depreciation, depletion and amortization.................................      533.9        568.1      1,020.2
  General and administrative...............................................       68.4         75.5        106.0
                                                                              --------     --------     ---------
       Total operating expenses............................................    1,304.4      1,429.5      2,155.8
                                                                              --------     --------     ---------
Operating income...........................................................      526.6        495.2        422.8
Other income (expense)--net................................................       (3.4)        24.3         24.3
Interest expense--net......................................................      (50.6)       (53.1)      (253.7 )
                                                                              --------     --------     ---------
Income before income taxes.................................................      472.6        466.4        193.4
Income taxes...............................................................     (151.8)      (133.4)       (43.0 )
                                                                              --------     --------     ---------
Net income.................................................................   $  320.8     $  333.0     $  150.4
                                                                              --------     --------     ---------
                                                                              --------     --------     ---------
Earnings per share--basic..................................................   $   1.29     $   1.33     $   0.60
Earnings per share--diluted................................................   $   1.28     $   1.33     $   0.60
Average number of shares outstanding--diluted..............................      250.1        250.9        250.9
CASH FLOW DATA:
Cash provided by operations................................................   $  990.4     $  968.8          n/a
Capital and exploratory expenditures.......................................      880.3      1,531.7          n/a

                                                                                AS OF DECEMBER 31,
                                                                              ----------------------
                                                                                           PRO FORMA
                                                                                1997        1997(1)
                                                                              --------     ---------
                                                                                  (IN MILLIONS)
FINANCIAL POSITION DATA:
Assets:
  Current assets...........................................................   $  576.8     $  854.1
  Total properties--net....................................................    3,665.4      8,595.0
  Intangible and other assets..............................................      230.0        422.4
                                                                              --------     ---------
       Total assets........................................................   $4,472.2     $9,871.5
                                                                              --------     ---------
                                                                              --------     ---------
Liabilities and shareholders' equity:
  Current liabilities......................................................   $  557.7     $  733.7
  Long-term debt...........................................................    1,230.6      4,809.3
  Deferred income taxes....................................................      552.9      2,085.1
  Other long-term liabilities..............................................      370.3        482.7
  Shareholders' equity.....................................................    1,760.7      1,760.7
                                                                              --------     ---------
       Total liabilities and shareholders' equity..........................   $4,472.2     $9,871.5
                                                                              --------     ---------
                                                                              --------     ---------

------------------
(1) The unaudited pro forma income statement data and balance sheet data have been derived from the combined statement of operations and balance sheet of the Company included in the Norcen 8-K. The unaudited pro forma combined statement of operations of the Company for the year ended December 31, 1997, has been prepared to give effect to the Norcen Acquisition and certain events described below as if the Norcen Acquisition and such events had occurred on January 1, 1997.

    The unaudited pro forma combined balance sheet of the Company as of December 31, 1997, has been prepared to give effect to the Norcen Acquisition as if the Norcen Acquisition had occurred on December 31, 1997, and was accounted for as a purchase in accordance with the provisions of Accounting Principles Board Opinion No. 16, 'Business Combinations.'

    The unaudited pro forma combined balance sheet and statement of operations of Norcen have been prepared to give effect to the following events affecting Norcen: (i) the purchase of Basic Petroleum Limited on May 1, 1997, (ii) the sale of Norcen's 40 percent interest in Superior Propane Inc. in September 1997, (iii) the conversion of the consolidated balance sheet of Norcen as of December 31, 1997 and the consolidated statement of operations for Norcen for the year ended December 31, 1997 to United States generally accepted accounting principles and United States dollars using year end and average exchange rates, respectively, and (iv) the recording of exploration expense in accordance with the successful efforts method of accounting for Norcen's oil and gas properties, as if each of such events and transactions had occurred as described above.

                                  THE COMPANY

GENERAL

     The Company is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States, Canada, Guatemala and Venezuela. The Company emphasizes natural gas in its exploration and production activities and also owns and operates significant assets, in proximity to its principal producing properties, dedicated to 'gas value chain' activities, which consist of the gathering, processing, transportation and marketing of natural gas and natural gas liquids. In addition, the Company engages in the hard minerals business through a nonoperated joint venture and royalty interests in several coal and trona (natural soda ash) mines located on lands within and adjacent to its Land Grant (hereinafter defined) holdings in Wyoming. The 'Land Grant' consists of land granted by the Federal government to a predecessor and former affiliate of the Company in the mid-1800s which passes through the states of Colorado and Wyoming and into Utah. The Company has fee ownership of the mineral rights under approximately 7.9 million acres in the Land Grant.

BUSINESS STRATEGY

     The Company is primarily in the business of developing and exploring for natural gas and crude oil in its core geographic areas. The Company's strategy is to focus on its core geographic areas in which the Company can apply economies of scale, its operating experience and its expertise in advanced drilling and completion technologies, as well as, to increase margins through reductions in drilling and operating costs. This focus generates increased production and enhanced well results. The Company also increases its drill site inventory through exploration, farm-in agreements and acquisitions of properties and companies. With the Norcen Acquisition, the Company added several new core operating areas and added production and exploration opportunities in the Gulf of Mexico, Canada, Guatemala and Venezuela. The Company maintains a high working interest in its core areas and typically serves as operator, which allows it to control the timing and cost of exploration and development activities and enhances the Company's ability to apply its expertise to these properties.

     The Company strives to improve its service to its customers and other constituencies, including its partners, governmental agencies, interest owners, vendors, employees, bankers, and producers. The Company believes that providing each customer with a high level of service will differentiate the Company from its competition and provide the Company with a competitive advantage.

     On March 6, 1998, the Company completed the Norcen Acquisition. Norcen is a major Canadian oil and gas exploration and production company with primary operations in western Canada, the Gulf of Mexico, Guatemala and Venezuela. The acquisition of Norcen significantly increases the Company's drill site inventory and expands the Company's operations beyond the Company's historically domestic focus. The Company intends to apply its superior drilling expertise to Norcen's property base which the Company believes is of high quality and in many cases under-exploited. For additional information including information regarding the impact of the Norcen Acquisition on the Company's capitalization, see 'Recent Developments--Norcen Acquisition', 'Capitalization' and 'Selected Historical and Pro Forma Financial Information'.

     Norcen's properties are located in four major areas which include western Canada, the Gulf of Mexico, Guatemala and Venezuela. In addition, Norcen owns producing properties in Argentina and offshore Australia. As of December 31, 1997, Norcen's proved reserves and production in these areas, on a percentage basis, are as follows:

                                                                   PROVED
                                                               RESERVES(%)(1)    PRODUCTION(%)(1)
                                                               --------------    ----------------
Western Canada..............................................         62                 60
Gulf of Mexico..............................................         11                 14
Guatemala...................................................         12                 12
Venezuela...................................................         13                 11
Other.......................................................          2                  3

------------------
(1) Calculated using ratio of one Bbl to six Mcf.

PRODUCING PROPERTIES OPERATIONS

     Following the Norcen Acquisition, the Company's oil and gas activities currently are concentrated in eight core geographic areas: (1) the Austin Chalk trend in Texas and Louisiana, managed by the Austin Chalk business unit, (2) the western portion of the Land Grant Area in Wyoming, Utah and Colorado with additional operations primarily in Kansas, managed by the Rockies/Plains business unit, (3) the onshore Gulf Coast area, including southern Texas and southern Louisiana, managed by the Gulf Onshore business unit, (4) the offshore Gulf of Mexico area, managed by the Gulf Offshore business unit, (5) eastern Texas, managed by the East Texas business unit, (6) western Texas, managed by the West Texas business unit, (7) western Canada, including northeastern British Columbia and Alberta, managed by the Canada business unit and (8) other international operations, managed by the International business unit.

     Natural gas and natural gas liquids constituted 81% of the Company's total proved reserves of 4.1 Tcfe as of December 31, 1997, and 83% of the Company's sales volumes of 1.9 Bcfed for the year ended December 31, 1997. On a pro forma basis, natural gas and natural gas liquids constituted 69% of the Company's proved reserves of 7.3 Tcfe as of December 31, 1997 and 70% of the Company's sales volumes of 2.5 Bcfed. Approximately 69% of the Company's production from producing properties during this same period was attributable to Company-operated properties.

     The following table sets forth certain proved reserve and production information as of and for the year ended December 31, 1997 with respect to each of the Company's business units as adjusted to give effect to the Norcen Acquisition. The Company considers such estimates to be reasonable; however, there are numerous uncertainties inherent in estimated quantities of proved reserves, including many factors beyond the control of the Company. Reserve engineering is a subjective process which is dependent on the quality of available data and on engineering and geological interpretation and judgment. Such reserve estimates are subject to change over time, as additional information becomes available.

                                                                                          PRO FORMA
                                                                      -------------------------------------------------
                                                                                                  PRODUCING
                                                                      TOTAL PROVED    PERCENT     PROPERTY      PERCENT
                                                                      RESERVES(2)       OF       VOLUMES(3)       OF
                         BUSINESS UNIT(1)                                (BCFE)        TOTAL      (MMCFED)       TOTAL
-------------------------------------------------------------------   ------------    -------    -----------    -------
Austin Chalk.......................................................        724           10%         558           22%
Rockies/Plains.....................................................      1,343           18          511           20
Gulf Onshore.......................................................        367            5           93            4
Gulf Offshore......................................................        533            7          224            9
East Texas.........................................................        651            9          178            7
West Texas.........................................................        593            8          114            5
Canada.............................................................      2,145           30          604           24
International......................................................        933           13          233            9
                                                                      ------------    -------    -----------    -------
  Total............................................................      7,289          100%       2,515          100%
                                                                      ------------    -------    -----------    -------
                                                                      ------------    -------    -----------    -------

------------------

(1) Reflects new business unit structure following the Norcen Acquisition.

(2) Reflects future production attributable to (i) the Company's natural gas, natural gas liquids and crude oil production from producing properties and
    (ii) the Company's portion, by virtue of its ownership interest in gas processing facilities, of natural gas and natural gas liquids earned by such facilities through the processing of the Company's production from producing properties. At some of its gas processing facilities, the Company earns gas and natural gas liquids through the processing of third party volumes. Volumes attributable to third party processing are not reflected in the Company's proved reserves.


(3) An additional 280 MMcfed volumes related to the Company's equity interest in gas plant ownership were produced for the year ended December 31, 1997.

  Austin Chalk Business Unit

     The Austin Chalk business unit manages the Company's oil and gas activities in the Austin Chalk trend, which extends 700 miles from southern Texas through central and eastern Texas into Louisiana. The Austin Chalk business unit's production is located primarily in three fields: Giddings, Brookeland and Masters Creek. The Masters Creek field in Louisiana and the Shallow Giddings field in Texas are currently the most active. Since 1988, the Company has participated in the drilling of approximately 1,500 wells and has made aggregate capital expenditures over $2 billion in the Austin Chalk trend. The Company controls approximately 2.1 million developed and undeveloped net acres in the Austin Chalk and has increased its volumes from an average of 37 MMcfed in January 1990 to an average of 558 MMcfed during 1997. During 1997, 90% of the Austin Chalk business unit's production was attributable to Company-operated properties.

  Rockies/Plains Business Unit

     The Rockies/Plains business unit manages the Company's oil and gas activities in the Land Grant in Colorado, Wyoming and Utah. The Rockies/Plains business unit operations are concentrated in the Green River Basin and the Overthrust area and the Hugoton/Panoma field in Kansas. During 1997, 29% of the production from the Rockies/Plains business unit was attributable to Company-operated properties.

  Gulf Onshore Business Unit

     The Gulf Onshore business unit manages the Company's oil and gas activities in the Stratton/Agua Dolce area in southern Texas and in southern Louisiana. During 1997, 86% of the production from the Gulf Onshore business unit was attributable to Company-operated properties.

  Gulf Offshore Business Unit

     The Gulf Offshore business unit manages the Company's oil and gas activities in the Gulf of Mexico. During 1997, the Company drilled a successful deepwater well in Mississippi Canyon Block 755 in the Gulf of Mexico which resulted in the discovery of significant reserves. During 1997, 36% of the production from the Gulf Offshore business unit was attributable to Company-operated properties.

     In addition, the Company acquired working interests in 398,000 gross (171,000 net) acres in the Gulf of Mexico through the Norcen Acquisition. These interests include a 40% interest in the Company-operated South Marsh Island 269 field. Before deduction of royalties, the acquired Norcen properties produced
5.9 MBbld of crude oil and 120 MMcfd of natural gas.


  East Texas Business Unit

     The East Texas business unit manages the Company's oil and gas activities in eastern Texas. The East Texas business unit's activities are concentrated in two major areas: the Carthage and Oakhill fields. In addition, the Company conducted exploration activities in the Cotton Valley Pinnacle Reef Trend. For the year ended December 31, 1997, 81% of the production from the East Texas business unit was attributable to Company-operated properties.

  West Texas Business Unit

     The West Texas business unit manages the Company's oil and gas activities in western Texas, principally in the Ozona field in the Permian Basin area. The Company has drilled over 850 wells in the Ozona area which is characterized by long-lived natural gas wells which typically have productive lives of 30 or more years. In addition, the Company has recently applied its horizontal expertise in the western Texas area and has drilled over 50 horizontal wells. As of December 31, 1997, approximately 95% of the producing wells in the West Texas business unit were Company-operated and 92% of the production in the West Texas business unit was attributable to Company-operated properties.

  Canada Business Unit

     The Canada business unit manages the Company's oil and gas activities in western Canada. This business unit is focused on the Hatton and Two Hills area in eastern Alberta, the Rendy and Cabon areas in western Alberta and the Gedney area of northeastern British Columbia. This business unit is also developing light oil production in the Tager and Peace River area and heavy oil in the Linber and Provolt areas. Through the Norcen Acquisition, the Company acquired working interests in approximately 4,942,000 gross (2,745,000 net) acres and 6,334 gross (3,726 net) productive oil and gas wells.

  International Business Unit

     Other international properties consist of core operating areas in Venezuela and Guatemala. In Venezuela, the Company has interests in the producing Oritupano-Leona and West Guarico blocks and the exploratory Delta Centro block. The Company is the operator and has a 50% interest in the West Guarico block. The Company's Venezuelan interests cover 1,767,000 gross (799,000 net) acres. In Guatemala, the Company has interests in 1,736,000 gross (1,689,000 net) acres consisting of exploration and production blocks, including the prolific Xan field. Through these interests, the Company controls approximately 95% of Guatemala's crude oil production. In Guatemala, the Company owns and operates production facilities, refining and terminating facilities and a 286-mile crude oil pipeline network.

GATHERING, PROCESSING AND MARKETING OPERATIONS

  Processing


     As of December 31, 1997, the Company owned interests in 24 natural gas processing plants, 19 of which it operates, with a current throughput capacity of 3.4 Bcfd (1.8 Bcfd net to the Company). In 1997, the Company expanded its gathering, processing and marketing business unit with the purchase of Highlands Gas Corporation ('Highlands') which included three gas processing plants. The Company was able to add approximately 300 Mmcfd throughput capacity with the purchase of Highlands, start-up of the new Masters Creek plant in Louisiana and the expansion of the Patrick Draw plant in Wyoming. Aggregate throughput of the Company's gas processing plants for the year ended December 31, 1997 averaged 83% of the plants' aggregate design capacity. For the year ended December 31, 1997, production of natural gas liquids attributable to the Company's ownership interest in gas processing facilities averaged approximately 41.7 MBbld.

  Gathering

     The Company invests in gathering systems and natural gas, natural gas liquids and crude oil pipelines. Some of the Company's more significant investments in pipelines and gathering systems, include: (1) the Company's 50% interest in the Black Lake Pipeline, a 317 mile pipeline in Louisiana which transports natural gas liquids from the Austin Chalk area to markets on the Gulf Coast; (2) the Company's 90% interest in the Panola Pipeline in the eastern Texas area; (3) the Company's 100% interest in the Sonora/Fin Tex NGL Pipeline which serves the western Texas area; (4) the Company's 55% interest in the Ferguson-Burleson County Gas Gathering System ('Ferguson-Burleson'), which serves the Giddings area of the Austin Chalk area; (5) the Company's 99% interest in the Overland Trail Transmission Company pipeline, a 305 mile pipeline, serving the Green River Basin in Wyoming; and (6) the Company's 100% interest in the Wahsatch Gathering System, a sour gas pipeline serving the Overthrust area in Wyoming. In addition, the Company generally owns extensive gathering systems behind each of its natural gas processing plants which it uses to transport unprocessed gas from producing wells to the inlet of the plants.

  Marketing

     In 1997, the Company, primarily through Union Pacific Fuels, Inc. ('UP Fuels'), sold approximately 2 Bcfd of natural gas (about 57% of which represented the Company's equity production), 145 MBbld of natural gas liquids (including 73 MBbld of third party liquids) and 68 MBbld of crude oil and condensate (including 15 MBbld of third party crude oil and condensate).

     In addition, UP Fuels provides storage and transportation services in certain natural gas supply and market areas and manages the Company's market hubs in eastern Texas and the Land Grant area. The Company has a diverse customer base for natural gas, which includes local distribution companies, power generation facilities, pipelines, industrial plants and other wholesale marketing companies. The natural gas liquids customers that UP Fuels targets are wholesalers, industrial end users and traders. UP Fuels prefers to sell its natural gas liquids in local markets, which generally offer more attractive pricing. Natural gas liquids not sold locally are shipped from the various plants by pipelines to the Company's partially owned fractionators in Mt. Belvieu, Texas. To maximize profits, UP Fuels sells crude oil directly to refiners whenever possible. UP Fuels also exchanges or sells the crude oil volumes to major trading locations, where the crude oil is sold to both refiners and marketers.

VOLUMES, PRICES AND PRODUCTION COSTS

     The following table sets forth certain information regarding the Company's volumes of and average price realizations for natural gas, natural gas liquids and crude oil sales, and average production costs per Mcfe for each of the last three years.

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                      -----------------------------
                                                                                       1995       1996       1997
                                                                                      -------    -------    -------
Producing Properties:
  Average daily production(1):
     Natural gas (MMcfd)...........................................................     915.6      980.3    1,102.3
     Natural gas liquids (MBbld)...................................................      23.1       28.5       29.9
     Crude oil (MBbld).............................................................      52.8       50.6       52.9
       Total (MMcfed)..............................................................   1,371.0    1,454.9    1,598.8
  Average sales prices(2):
     Natural gas (per Mcf).........................................................   $  1.42    $  1.86    $  2.00
     Natural gas liquids (per Bbl).................................................      8.14      11.39      11.20
     Crude oil (per Bbl)...........................................................     16.08      18.84      18.36
  Production costs (per Mcfe)(3)...................................................      0.42       0.49       0.50
Gas Processing Plants
  Average daily sales volumes attributable to gas plant ownership(2):
     Natural gas (MMcfd)...........................................................      23.9       26.7       30.5
     Natural gas liquids (MBbld)...................................................      34.2       39.8       41.7
       Total (MMcfed)..............................................................     229.1      265.4      280.5
  Average sales prices:
     Natural gas (per Mcf).........................................................   $  1.51    $  2.01    $  2.40
     Natural gas liquids (per Bbl).................................................      9.38      13.16      11.91

------------------

(1) Does not include the Company's portion, by virtue of its ownership in gas processing facilities, of natural gas and natural gas liquids earned by such facilities in connection with the processing of natural gas.

(2) Represents the Company's portion, by virtue of its ownership interest in gas processing facilities, of natural gas and natural gas liquids earned by such facilities in connection with the processing of natural gas. The portion of the total average daily sales volumes representing the Company's portion earned by such facilities with respect to processing the Company's production for each of the three years ended December 31, 1997, 1996 and 1995 are 63.9 MMcfed, 77.1 MMcfed and 66.5 MMcfed, respectively.


(3) Includes lease operating costs, production overhead, other operating expenses and taxes, other than income taxes.

MINERALS OPERATIONS

     Minerals operations contribute significantly to the Company's operating income by exploiting the hard minerals portion of the Company's extensive fee mineral interests in the Land Grant through nonoperated joint venture and royalty arrangements in coal and trona (natural soda ash) mines. In general, the Company reinvests the cash flow from its hard minerals operations into its oil and gas operations. For the year ended December 31, 1997, the Minerals operations generated $135.5 million of operating income of the Company as follows:

                                                                                    1997 OPERATING INCOME
                                                                                  --------------------------
                                                                                     AMOUNT          PERCENT
                                                                                  -------------      -------
                                                                                  (IN MILLIONS)
Royalties:
  Soda ash(1)..................................................................      $  41.9            31%
  Coal(2)......................................................................         16.4            12
                                                                                  -------------      -------
     Total royalties...........................................................         58.3            43
                                                                                  -------------      -------
Non-operated joint ventures:
  Soda ash(3)..................................................................          7.6             6
  Coal(4)......................................................................         66.9            49
                                                                                  -------------      -------
     Total joint ventures......................................................         74.5            55
Overhead/other.................................................................          2.7             2
                                                                                  -------------      -------
     Total operating income....................................................      $ 135.5           100%
                                                                                  -------------      -------
                                                                                  -------------      -------

------------------
(1) Includes properties leased to five soda ash producers, estimated to contain resources sufficient to support over 30 years of production at current production levels.
(2) The Company leases coal resources to six operating mines. In 1997, 58% of the Company's coal royalties were attributable to a single mine which supplies an adjacent power station that is owned and operated by affiliates of the mine owners.

(3) Represents a 49% interest in OCI Wyoming LP, a nonoperated joint venture.
(4) Represents the Company's 50% nonoperating interest in Black Butte Coal Company. Of this amount, $59.3 million is attributable to a single coal supply contract, the financially beneficial terms of which terminate at the end of year 2000.

     The Company's low sulfur coal deposits compete with other western United States coals for industrial and utility boiler markets. At current coal pricing and extraction cost levels, however, most of the coal deposits are not economic to extract, except for sale to local markets. As a result, there are currently limited opportunities for new coal mine development in the Land Grant.

     The world's largest deposit of trona ore, constituting 90% of the world's known trona resources, is located in the Green River Basin in southwestern Wyoming. Approximately 40% of this trona deposit lies within the Land Grant and is therefore owned by the Company. Natural soda ash, which is produced by refining trona ore, is used primarily in the production of glass for containers and flat glass, in the paper and water treatment industries and in the manufacture of certain chemicals and detergents. Natural soda ash production from Wyoming has increased to 30% of the world's soda ash supply with the remainder principally from synthetic processes. As a result of the increase in the worldwide demand for soda ash, the Company, along with its partner Oriental Chemical Industries, Inc. ('OCI'), plans to expand the OCI Wyoming LP soda ash facility by 950,000 tons per year, from the plant's current nameplate capacity of 2.3 million tons per year, by 1999. For the year ended December 31, 1997, the Company invested an additional $19.7 million in OCI Wyoming LP and guaranteed 49% of a $100 million credit facility to finance the soda ash facility expansion.

                         DESCRIPTION OF THE SECURITIES

GENERAL

     The 2005 Notes offered hereby will be limited to $     aggregate principal
amount, the 2008 Notes offered hereby will be limited to $     aggregate
principal amount, the 2018 Debentures offered hereby will be limited to $ aggregate principal amount and the 2028 Debentures offered hereby will be
limited to $     aggregate principal amount. Each Security will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement, payable semiannually on May 15 and November 15 of each year, commencing November 15, 1998, to the person in whose name the Security is registered, subject to certain exceptions as provided in the Indenture, at the close of business on April 30 or October 31 (each a 'Record Date'), as the case may be, immediately preceding such May 15 or November 15. The 2005 Notes will mature on May 15, 2005, the 2008 Notes will mature on May 15, 2008, the 2018 Debentures will mature on May 15, 2018 and the 2028 Debentures will mature on May 15, 2028.

OPTIONAL REDEMPTION


     The 2008 Notes, the 2018 Debentures and the 2028 Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of
twelve 30-day months) at the Treasury Rate plus       basis points, in the case
of the 2008 Notes, and       basis points in the case of the 2018 Debentures and
2028 Debentures, plus in each case accrued interest on the principal amount being redeemed to the redemption date. The 2005 Notes will not be redeemeble.

     'Treasury Rate' means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     'Comparable Treasury Issue' means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities. 'Independent Investment Banker' means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     'Comparable Treasury Price' means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated 'Composite 3:30 p.m. Quotations for U.S. Government Securities' or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date. 'Reference Treasury Dealer Quotations' means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date.

     'Reference Treasury Dealer' means each of Salomon Brothers Inc, Credit Suisse First Boston Corporation, Chase Securities Inc. and Goldman, Sachs & Co. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a 'Primary Treasury Dealer'), the Company shall substitute therefor another Primary Treasury Dealer.

     'Remaining Scheduled Payments' means, with respect to any Security, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Security, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Securities to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Securities or portions thereof called for redemption.

SINKING FUND

     There is no provision for a sinking fund for the Securities.

DEFEASANCE

     Under certain circumstances, the Company will be deemed to have discharged the entire indebtedness on all of the outstanding Securities by defeasance. See 'Description of Debt Securities--Defeasance of the Indenture and Debt Securities' in the accompanying Prospectus for a description of the terms of any such defeasance and the tax consequences thereof.

BOOK-ENTRY SYSTEM

     Eash series of the Securities will initially be represented by one or more global securities (each a 'Global Security') deposited with DTC and registered in the name of a nominee of DTC, except as set forth below. The settlement of transactions with respect to each Global Security will be facilitated through electronic computerized book-entry changes in participants' accounts, thereby eliminating the physical movement of Security certificates. The Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until certificated Securities are issued under the limited circumstances described below, no beneficial owner of a Security shall be entitled to receive a definitive certificate representing a Security. So long as DTC or any successor depositary (the 'Depositary') or its nominee is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered to be the sole owner or holder of the Securities represented thereby for all purposes. Unless and until it is exchanged in whole or in part for the Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor depositary or any nominee of such successor.

     So long as Securities are represented by a Global Security, all payments of principal and interest with respect thereto will be made to the Depositary or its nominee (or a successor), as the case may be, as the sole registered owner of the Global Security representing such Securities.


     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Security representing Securities, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or such nominee.

     If DTC is at any time unwilling, unable or ineligible to continue as depositary for a Global Security and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time determine not to have the Securities represented by a Global Security, and, in such event, will issue certificated Securities in definitive form in exchange for such Global Security. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of certificated Securities in definitive form equal in principal amount to such beneficial interest in such Global Security and to have such certificated Securities registered in its name. Certificated Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     See 'Description of Debt Securities' in the accompanying Prospectus for additional information concerning the Debt Securities, the Indenture and the book-entry system.

SAME DAY SETTLEMENT AND PAYMENT

     Settlement for the Securities will be made by the Underwriters (as hereinafter defined) in immediately available funds. All payments of principal and interest to the Depositary will be made by the Company in immediately available funds.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Securities will trade in the DTC's Same-Day Funds Settlement System until maturity, and, to the extent that secondary market trading activity in the Securities is effected through the facilities of DTC, such secondary market trading activity in the Securities will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Terms
Agreements dated May   , 1998, which incorporates by reference the Underwriting
Agreement filed as an exhibit to the Company's registration statement on Form S-3 (No. 333-22655) (collectively, the 'Underwriting Agreement'), among the Company and each of the Underwriters listed below (collectively, the 'Underwriters'), for whom Salomon Brothers Inc is acting as representative. The Company has agreed to sell to the Underwriters, and each of the Underwriters has severally but not jointly agreed to purchase from the Company, the principal amount of each of the Securities as set forth opposite its name below:

                                                                                   PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                                           PRINCIPAL AMOUNT    PRINCIPAL AMOUNT        OF 2018             OF 2028
UNDERWRITER                                 OF 2005 NOTES       OF 2008 NOTES         DEBENTURES          DEBENTURES
----------------------------------------   ----------------    ----------------    ----------------    ----------------
Salomon Brothers Inc....................      $                   $                   $                   $
Credit Suisse First Boston
  Corporation...........................
Chase Securities Inc....................
Goldman, Sachs & Co.....................
ABN AMRO Incorporated...................
BancAmerica Robertson Stephens..........
NationsBanc Montgomery Securities LLC...
RBC Dominion Securities Inc.............
Howard, Weil, Labouisse, Friedrichs
  Incorporated..........................
Petrie Parkman & Co., Inc...............
  Total.................................      $                   $                   $                   $
                                              --------            --------            --------            --------
                                              --------            --------            --------            --------

     The Underwriters are obligated to take and pay for all of the Securities if any are taken. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose to offer the Securities to the public initially at the respective offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at
such prices less a concession not in excess of    % of the principal amount of
the 2005 Notes,    % of the principal amount of the 2008 Notes,    % of the
principal amount of the 2018 Debentures and    % of the principal amount of the
2028 Debentures and that the Underwriters and such dealers may allow a discount
not in excess of      % of the principal amount of the 2005 Notes,    % of the
principal amount of the 2008 Notes,    % of the principal amount of the 2018
Debentures and    % of the principal amount of the 2028 Debentures
on sales to other dealers. After the initial public offering, the public offering prices and concessions and discount to dealers may be changed by the Underwriters.

     The Company does not intend to apply for listing of the Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in each of the Securities, as permitted by applicable laws and regulations.

     The Underwriters are not obligated, however, to make a market in each of the Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Securities.

     The Underwriting Agreement provides that the Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters or their affiliates engage in transactions with and perform services, including commercial and investment banking and hedging services, for the Company and certain of its affiliates in the ordinary course of business. The Chase Bank of Texas, N.A. (formerly Texas Commerce Bank National Association), the Trustee, is an affiliate of Chase Securities Inc.

     The Underwriters may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Rule 104 of Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the Securities in the open market after the distribution has been completed in order to cover short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a dealer when the Securities originally sold by such dealer are purchased in a covering transaction to cover short positions. Such over-allotment stabilizing transactions, covering transactions and penalty bids may cause the price of a 'covered security' to be higher than it would otherwise be in the absence of such transactions.

                          FORWARD-LOOKING INFORMATION

     Certain information included and incorporated by reference in this Prospectus Supplement represents, and other materials filed or to be filed by the Company with the Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contain or will contain or include, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the 'Securities Act'), and Section 21E of the Exchange Act. Such forward-looking statements may be or may concern, among other things, capital expenditures, drilling activity, acquisitions and dispositions, and conditions and transactions related thereto, development activities, cost savings efforts, production activities and volumes, hydrocarbon reserves, hydrocarbon prices, hedging activities and the results thereof, liquidity, regulatory matters and competition.

     Such forward-looking information is based upon management's current plans, expectations, estimates and assumptions and is subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions, the timing of such actions and the Company's financial condition and results of operations. The risks and uncertainties associated with such forward-looking statements, which are explained in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, include generally the volatility of hydrocarbon prices and hydrocarbon-based financial derivatives prices; basis risk and counterpart credit risk in executing hydrocarbon price risk management activities; economic, political, judicial and regulatory developments; competition in the industry, as well as competition from other sources of energy; the economics of producing certain reserves; hydrocarbon demand and supply; the ability to find or acquire and develop reserves of natural gas and crude oil; and the actions of customers and competitors. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in any forward-looking statements made by or on behalf of the Company.

                                    EXPERTS

     The financial statements incorporated by reference in this Prospectus Supplement and accompanying Prospectus dated March 17, 1997, from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the financial statements from which the Selected Historical Financial Information included in this Prospectus Supplement have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements and Selected Historical Financial Information have been included in this Prospectus Supplement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the three months ended March 31, 1997, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on form 10-Q for the three months ended March 31, 1997, and incorporated by reference herein, they did not audit and they do not express an opinion on that information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because those reports are not 'reports' or a 'part' of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

     The consolidated financial statements incorporated by reference in this Prospectus Supplement from Norcen's Annual Report on Form 40-F for the years ended December 31, 1997, and December 31, 1996, have been audited by Deloitte & Touche, independent auditors as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been incorporated by reference in this Prospectus Supplement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                  $900,000,000

                          UNION PACIFIC RESOURCES GROUP INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

                              UPRG CAPITAL TRUST I
                             UPRG CAPITAL TRUST II
                             UPRG CAPITAL TRUST III

              TRUST PREFERRED SECURITIES FULLY AND UNCONDITIONALLY
                GUARANTEED BY UNION PACIFIC RESOURCES GROUP INC.
                            ------------------------

    Union Pacific Resources Group Inc., a Utah Corporation (the 'Company'), may issue from time to time, together or separately, (i) unsecured senior debt securities (the 'Senior Debt Securities'), (ii) unsecured subordinated debt securities (the 'Subordinated Debt Securities' and, together with the Senior Debt Securities, the 'Debt Securities'), (iii) warrants to purchase Senior Debt Securities (the 'Debt Warrants'), (iv) shares of preferred stock, without par value, of the Company (the 'Preferred Stock'), (v) warrants to purchase shares of Preferred Stock (the 'Preferred Stock Warrants'), (vi) shares of common stock, without par value, of the Company (the 'Common Stock'), and (vii) warrants to purchase shares of Common Stock (the 'Common Stock Warrants'), in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Debt Warrants, Preferred Stock Warrants and Common Stock Warrants are referred to herein collectively as the 'Warrants', and the Debt Securities, Preferred Stock, Common Stock and the Warrants are referred to herein collectively as the 'Company Securities'.

    UPRG Capital Trust I, UPRG Capital Trust II and UPRG Capital Trust III (each, a 'UPRG Trust' and collectively, the 'UPRG Trusts'), each a statutory business trust formed under Delaware law, may offer, from time to time, preferred securities (the 'Trust Preferred Securities') with the payment of dividends and payments on liquidation or redemption of the Trust Preferred Securities issued by each such UPRG Trust guaranteed on a subordinated basis by the Company to the extent described herein and in an accompanying prospectus supplement (the 'Trust Guarantees'). The Company will be the owner of the trust interests represented by common securities (the 'Trust Common Securities') to be issued by each UPRG Trust. Unless indicated otherwise in a prospectus supplement, each UPRG Trust exists for the sole purpose of issuing its trust interests and investing the proceeds thereof in Subordinated Debt Securities. The Company Securities and the Trust Preferred Securities are referred to herein collectively as the 'Offered Securities'.

    The Offered Securities may be issued in one or more series or issuances and will be limited to $900,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered

Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

    The Offered Securities may be offered separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at or prior to the time of sale. The sale of other securities under the Registration Statement of which this Prospectus forms a part or under a Registration Statement to which this Prospectus relates will reduce the amount of Offered Securities which may be sold hereunder.

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the 'Prospectus Supplement'), including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, initial offering price, maturity (which may be fixed or extendible), premium (if any), interest rate (which may be fixed or floating), time of and method of calculating the payment of interest, if any, the currency in which principal, premium, if any, and interest, if any, are payable, any redemption or sinking fund terms and other specific terms; (ii) in the case of Preferred Stock or Trust Preferred Securities, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions and any conversion or exchange provisions;
(iii) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof; (iv) in the case of Warrants, the number and terms thereof, the designation, description and the number of securities issuable upon exercise, the exercise price, the terms of the offering and sale thereof and where applicable, the duration and detachability thereof; and (v) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

    The Offered Securities will be sold directly, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company or the UPRG Trusts or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company or the UPRG Trusts from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See 'Plan of Distribution'.

    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                 THE DATE OF THIS PROSPECTUS IS MARCH 17, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the 'Commission') relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices, located at Northwest Atrium Center (Suite 1400), 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

     No separate financial statements of the UPRG Trusts have been included or incorporated by reference herein. Neither the UPRG Trusts nor the Company considers such financial statements material to holders of Trust Preferred Securities because (i) all of the voting securities of each UPRG Trust will be owned, directly or indirectly, by the Company, a reporting company under the Exchange Act, (ii) no UPRG Trust has independent operations but rather each exists for the purpose of issuing securities representing undivided beneficial interests in the assets of such UPRG Trust and investing the proceeds thereof in Subordinated Debt Securities, and (iii) the obligations of the UPRG Trusts under the Trust Preferred Securities are fully and unconditionally guaranteed on a subordinated basis by the Company to the extent set forth herein. See 'The UPRG Trusts' and 'Description of Trust Preferred Securities and Trust Guarantees--Trust Guarantees.'

     The Company and the UPRG Trusts have filed with the Commission a joint registration statement (the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company, the UPRG Trusts and the securities offered hereby.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference herein its Annual Report on Form 10-K for the year ended December 31, 1995, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996, and its Current Reports on Form 8-K dated September 30, 1996, and October 29, 1996, all of which have been previously filed with the Commission under File No. 1-13916, and the description of capital stock of the Company that is contained in the Registration Statement filed under the Exchange Act under File No. 1-13916, including all amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Offered Securities offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein, in a document incorporated or deemed to be incorporated by reference herein, or in the accompanying Prospectus Supplement, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the above documents incorporated or deemed to be incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests should be directed to:
Union Pacific Resources Group Inc., 801 Cherry Street, Fort Worth, Texas 76102,
Attention: Secretary (Telephone 817-877-6000).

                                  THE COMPANY

     The Company is one of the largest independent energy companies in North America and is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States and Canada. The Company emphasizes natural gas in its exploration and production activities and also owns and operates significant assets, in proximity to its principal producing properties, dedicated to 'gas value chain' activities, which consist of the gathering, processing, transportation and marketing of natural gas and natural gas liquids. The Company, through its wholly owned subsidiary, Union Pacific Fuels, Inc. ('UP Fuels'), markets a substantial portion of the Company's natural gas and substantially all of its natural gas liquids and its crude oil, together with significant volumes of natural gas, natural gas liquids and crude oil produced by others. UP Fuels ranks among the largest natural gas and natural gas liquids marketers in the United States. In addition, the Company engages in the hard minerals business through non-operated joint venture and royalty interests in several coal and trona (natural soda ash) mines.

     The Company's oil and gas activities are concentrated in six core geographic areas: (1) the Austin Chalk trend in Texas and Louisiana, (2) the Rockies, consisting of the western portion of the Land Grant Area (as defined below) in Wyoming and Utah, (3) Plains/Canada, consisting of the eastern portion of the Land Grant Area in Wyoming and Colorado, with additional operations in Kansas and western Canada, (4) the onshore and offshore Gulf Coast area, (5) eastern and southern Texas and (6) western Texas. In each of these core areas, the focus of the Company is on the exploration for and development of natural gas and crude oil resources, and on efforts to increase margins through reductions in drilling and operating costs and effective and efficient sales and distribution networks. The Company's hard minerals activities are conducted in areas within and adjacent to the Land Grant Area. The 'Land Grant Area' consists of land granted by the Federal government to a predecessor of Union Pacific Corporation ('UPC') in the mid-1800s and significant additional acreage in the same geographic region. The Land Grant Area passes through the states of Colorado and Wyoming and into Utah and intersects several highly productive oil and gas basins. In the Land Grant Area, the Company has fee ownership of the mineral rights under approximately 7.5 million acres and control of mineral rights under approximately 700,000 additional acres.

     In October 1995, 42.5 million shares (representing approximately 17%) of the common stock of the Company were sold in an initial public offering. At such time, the remaining 83% of the Company's common stock was owned by UPC. In October 1996, UPC distributed pro rata to its stockholders as a dividend its remaining shares of common stock of the Company by means of a tax free distribution.

     The address of the Company is: Union Pacific Resources Group Inc., 801 Cherry Street, Fort Worth, Texas 76102. Telephone: (817) 877-6000.

RATIO OF EARNINGS TO FIXED CHARGES

                                                 NINE MONTHS
                                                    ENDED
                    YEARS ENDED DECEMBER 31,    SEPTEMBER 30,
                  ----------------------------  -------------
                  1995  1994  1993  1992  1991      1996
                  ----  ----  ----  ----  ----  -------------
                  17.7  44.4  41.7  24.8  23.1        7.9

     The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges.

                                THE UPRG TRUSTS

     Each of UPRG Capital Trust I, UPRG Capital Trust II and UPRG Capital Trust

III is a statutory business trust formed under Delaware law pursuant to (i) a separate Declaration of Trust (a 'Declaration') executed by the Company, as sponsor for such UPRG Trust, and the Trustees (as defined herein) of such trust and (ii) the filing of a certificate of trust with the Delaware Secretary of State. Unless an accompanying Prospectus Supplement provides otherwise, each UPRG Trust exists for the sole purposes of (i) issuing the Trust Preferred Securities, (ii) investing the gross proceeds of the sale of the Trust Preferred Securities in a specific series of

Subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. All of the Trust Common Securities will be owned by the Company. The Trust Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Trust Preferred Securities, except that upon the occurrence and continuance of an event of default under the applicable Declaration, the rights of the holders of the applicable Trust Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the applicable Trust Preferred Securities. The Company will acquire Trust Common Securities having an aggregate liquidation amount equal to a minimum of 1% of the total capital of each UPRG Trust. Each UPRG Trust will have a term of at least 20 but not more than 50 years, but may terminate earlier as provided in the applicable Declaration. Each UPRG Trust's business and affairs will be conducted by the Trustees. The holder of the Trust Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Trustees of each UPRG Trust. The duties and obligations of the Trustees shall be governed by the Declaration of such UPRG Trust. At least one of the Trustees of each UPRG Trust will be a person who is an employee or officer of or who is affiliated with the Company (a 'Regular Trustee'). One Trustee of UPRG Trust will be a financial institution that is not affiliated with the Company, which shall act as property trustee and as indenture trustee for the purposes of the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'), pursuant to the terms set forth in a Prospectus Supplement (the 'Property Trustee'). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable law, one Trustee of each UPRG Trust will be a legal entity having a principal place of business in, or an individual resident of, the State of Delaware (the 'Delaware Trustee'). The Company will pay all fees and expenses related to each UPRG Trust and the offering of the Trust Preferred Securities. Unless otherwise set forth in the Prospectus Supplement, the Property Trustee will be Texas Commerce Bank National Association ('TCB'), and the Delaware Trustee will be The Chase Manhattan Bank, Delaware. The office of the Delaware Trustee in the State of Delaware is 1201 Market Street, Wilmington, Delaware 19801. The principal place of business of each UPRG Trust is c/o Union Pacific Resources Group Inc., 801 Cherry Street, Fort Worth, Texas 76102. Telephone:
(817) 877-6000.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Company Securities offered hereby will be used for general corporate purposes, including repayment of borrowings, working capital, capital expenditures, stock repurchase programs and acquisitions. Unless otherwise specified in the Prospectus Supplement, each UPRG Trust will use all proceeds received from the sale of Trust Preferred Securities to purchase Subordinated Debt Securities of the Company. Additional information on the use of net proceeds from the sale of the Offered Securities offered hereby may be set forth in the Prospectus Supplement relating to such Offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Senior Debt Securities, any Subordinated Debt Securities issued in connection with Trust Preferred Securities, and the extent, if any, to which such general provisions may apply to any series of Debt Securities will be described in the Prospectus Supplement relating to such series.

     Senior Debt Securities may be issued, from time to time, in one or more series under an Indenture (the 'Senior Indenture'), between the Company and TCB, as trustee, or such other trustee as shall be named in a Prospectus Supplement (the 'Senior Trustee'). The Senior Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Subordinated Debt Securities may be issued, from time to time, in one or more series under an indenture (the 'Subordinated Indenture') between the Company and a trustee to be identified in the related Prospectus Supplement (the 'Subordinated Trustee'). The Subordinated Indenture will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the 'Indentures,' and the Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the 'Debt Trustees.' The following statements are subject to the detailed provisions of the

Indentures. Wherever any particular provisions of the Indentures or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such references, including the definitions therein of certain terms. References to particular sections of the Indentures are noted below. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Indentures.

GENERAL

     The Senior Debt Securities will be unsecured and will rank equally and ratably with other unsecured and unsubordinated debt of the Company, unless the Company shall be required to secure the Senior Debt Securities as described below under 'Covenants--Limitation on Liens and Sale Leaseback Transactions.' The Senior Indenture does not limit the amount of Senior Debt Securities that can be issued thereunder. (Section 301) Senior Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

     The obligations of the Company pursuant to any Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company, and will be described in an accompanying Prospectus Supplement. The Subordinated Indenture will not contain any limitation on the amount of Senior Indebtedness which may be hereafter incurred by the Company.

     The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered hereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature (which may be fixed or extendible); (iv) the rate or rates (which may be fixed or floating) per annum at which the Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates on which any such interest will be payable, the date or dates on which payment of any such interest will commence and the Regular Record Dates for such Interest Payment Dates; (vi) the terms of any mandatory or optional redemption (including any provisions for any sinking, purchase or other analogous fund) or repayment option; (vii) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal thereof, any premium thereon and any interest thereon may be payable; (viii) if the currency, currencies or currency units for which the Debt Securities may be purchased or in which the principal thereof, any premium thereon and any interest thereon may be payable is at the election of the Company or the purchaser, the manner in which such election may be made; (ix) if the amount of payments on the Debt Securities is determined with reference to an index based on one or more currencies or currency units, changes in the price of one or more securities or changes in the price of one or more commodities, the manner in which such amounts may be determined; (x) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security will be paid; (xi) the terms and conditions upon which conversion or exchange of the Debt Securities into other Debt Securities will be effected, including the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions; (xii) information with respect to book-entry procedures, if any; (xiii) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations with respect to the Debt Securities; and (xiv) any other specific terms of the Debt Securities not inconsistent with the Indenture. In addition, the applicable Prospectus Supplement will describe the following terms of the series of Subordinated Debt Securities offered hereby in respect of which this Prospectus is being delivered: (a) the rights, if any, to defer payments of interest on the Subordinated Debt Securities by extending the interest payment period, and the duration of such extensions, and (b) the subordination terms of the Subordinated Debt Securities of such series.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or any interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, Federal income tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise specified in the Prospectus Supplement, the principal of, any premium on, and any interest on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of the applicable Debt Trustee in New York, New York, provided that payment of interest, if any, may be made at the option of the Company by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of the Company or its agent.

     Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof (Sections 301 and 302) and Subordinated Debt Securities issued in connection with the Trust Preferred Securities will be issued in denominations of $25 or integral multiples thereof. No service charge will be made for any transfer or exchange of any Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the 'Depositary') identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.


     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ('participants') or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable Indenture governing such Debt Securities.

     Payments of principal of, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the applicable Debt Trustee for such Debt Securities, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in 'street name'. Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the applicable Debt Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof, in the case of Senior Debt Securities, and $25 and integral multiples thereof, in the case of Subordinated Debt Securities.

CERTAIN DEFINITIONS

     Certain terms defined in Section 101 of the Indentures are summarized below.

     'Debt' means indebtedness for money borrowed.

     'Domestic Subsidiary' means a Subsidiary incorporated or conducting its principal operations within the United States or any State thereof or off the coast of the United States within an area over which the United States or any State thereof has jurisdiction.

     'Funded Debt' of any person means all indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined; provided, however, that Funded Debt shall not include (i) any indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof or (ii) any indebtedness of such person to any of its Subsidiaries or of any Subsidiary to such person or any other Subsidiary or (iii) any indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

     'Mortgage' means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

     'Principal Property' means (i) any property owned or leased by the Company or any Subsidiary, or any interest of the Company or any Subsidiary in property, located within the United States of America or any State thereof (including property located off the coast of the United States of America held pursuant to lease from any

Federal, State or other governmental body) which is considered by the Company to be capable of producing oil or gas or minerals in commercial quantities and (ii) any refinery, smelter or processing or manufacturing plant owned or leased by the Company or any Subsidiary and located within the United States of America or any State thereof, except (a) facilities related thereto employed in transportation, distribution or marketing or (b) any refinery, smelter or processing or manufacturing plant, or portion thereof, which the Board of Directors declares is not material to the business of the Company and its subsidiaries taken as a whole.

     'Restricted Subsidiary' means any Subsidiary which owns or leases (as lessor or lessee) a Principal Property, but does not include any Subsidiary the principal business of which is leasing machinery, equipment, vehicles or other properties none of which is a Principal Property, or financing accounts receivable, or engaging in ownership and development of any real property which is not a Principal Property.

     'Subsidiary', when used with respect to the Company, means any corporation of which a majority of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or both.

COVENANTS

     The Senior Indenture contains the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the Senior Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

     Limitation on Liens and Sale Leaseback Transactions. (a) The Company will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any stock or indebtedness of any Domestic Subsidiary, whether owned on the date of the Senior Indenture or thereafter acquired, to secure any Debt of the Company or any other person (other than the Senior Debt Securities), without in any such case making effective provision whereby all the outstanding Senior Debt Securities shall be directly secured equally and ratably with such Debt. There will be excluded from this restriction any Mortgage upon stock or indebtedness of a corporation existing at the time such corporation becomes a Domestic Subsidiary or at the time stock or indebtedness of a Domestic Subsidiary is acquired and any extension, renewal or replacement of any such Mortgage.

     (b) The Company will not, nor will it permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property, whether owned or leased on the date of the Senior Indenture, or thereafter acquired, to secure any Debt of the Company or any other person (other than the Senior Debt Securities), without in any such case making effective provision whereby all the outstanding Senior Debt Securities shall be directly secured equally and ratably with such Debt. (Section 1006)

     There will be excluded from the restriction referred to in the next preceding paragraph the following Mortgages (the Mortgages set forth in the following clauses (i) through (vi) the 'Permitted Mortgages') (i) any Mortgage upon property owned or leased by a corporation existing at the time such corporation becomes a Restricted Subsidiary, (ii) any Mortgage upon property existing at the time of the acquisition thereof or to secure payment of any part of the purchase price thereof or any Debt incurred to finance the purchase thereof, (iii) any Mortgage upon property to secure any part of the cost of exploration, drilling, development, construction, alteration, repair or improvement of such property, or Debt incurred to finance such cost, (iv) any Mortgage securing Debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary, (v) any Mortgage existing on the date of the Senior Indenture, and (vi) any extension, renewal or replacement, in whole or in part, of any Mortgage referred to in the foregoing clauses (i) through (v); provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement; and provided, further, that such Mortgage shall be limited to all or such part of the property which secured the Mortgage so extended, renewed or replaced.

     Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property without equally and ratably securing the Senior Debt Securities if the aggregate amount of all Debt then outstanding secured by such Mortgage and all similar Mortgages does not exceed 10% of the total consolidated stockholders' equity (including preferred stock) of the Company as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company; provided that Debt secured by Permitted Mortgages shall not be included in the amount of such secured Debt.

     For the purpose of the restriction referred to in the third preceding paragraph, no Mortgage to secure any Debt will be deemed created by (i) the sale or other transfer of (A) any oil or gas or minerals in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such oil or gas or minerals, or (B) any other interest commonly referred to as a 'production payment', and (ii) any Mortgage in favor of the United States (or any State thereof), or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Mortgage upon property intended to be used primarily for the purpose of or in connection with air or water pollution control. (Section 1006)

     (c) The Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or a Restricted Subsidiary as lessee of any Principal Property (except for temporary leases for a term, including renewals, of not more than five years), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person (herein referred to as a 'Sale-Leaseback Transaction'), unless (i) such Sale-Leaseback Transaction occurs within 120 days from the date of acquisition of such Principal Property or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later, or (ii) the Company, within 120 days after such Sale-Leaseback Transaction, applies or causes to be applied to the retirement of Funded Debt of the Company or any Subsidiary (other than Funded Debt of the Company which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Senior Debt Securities) an amount not less than the net proceeds of the sale of such Principal Property. (Section 1006)

     Notwithstanding the foregoing provisions of this paragraph (c), the Company may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any Principal Property, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with all Debt secured by Mortgages other than Permitted Mortgages, does not exceed 10% of the total consolidated stockholders' equity of the Company as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company.

     Limitation on Transfers of Principal Properties to Unrestricted Subsidiaries. The Company will not, nor will it permit any Restricted Subsidiary to, sell, transfer or otherwise dispose of any Principal Property to any Subsidiary which is not a Restricted Subsidiary other than for cash or other consideration which, in the opinion of the Company's Board of Directors, constitutes fair value for such Principal Property. (Section 1007)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     Each Indenture provides that the Company may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Debt Securities and the performance of every covenant in the applicable Indenture on the part of the

Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the applicable Debt Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. (Section 801) In case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the applicable Indenture as the Company. (Section 802) Other than the restrictions on Mortgages described above, the Indentures and the Debt Securities do not contain any covenants or other provisions designed to protect holders of Debt Securities in the event of a highly leveraged transaction involving the Company or any Subsidiary.

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; DEBT SECURITIES IN FOREIGN CURRENCIES

     As to any series of Debt Securities, an Event of Default is defined in each Indenture as (a) default for 30 days in payment of any interest on the Debt Securities of such series; (b) default in payment of principal of or any premium on the Debt Securities of such series at maturity; (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series; (d) default by the Company in the performance of any other covenant or warranty contained in the applicable Indenture for the benefit of such series which shall not have been remedied for a period of 90 days after notice is given as specified in the applicable Indenture; and (e) certain events of bankruptcy, insolvency and reorganization of the Company. (Section 501)

     A default under other indebtedness of the Company will not be a default under the Indentures and a default under one series of Debt Securities will not necessarily be a default under another series.

     Each Indenture provides that (i) if an Event of Default described in clause
(a), (b), (c) or (d) above (if the Event of Default under clause (d) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing with respect to any series, either the applicable Debt Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (d) or (e) above (if the Event of Default under clause (d) is with respect to all series of Debt Securities then outstanding) shall have occurred and be continuing, either the applicable Debt Trustee or the holders of at least 25% in aggregate principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding. (Sections 502 and 513)

     Under each Indenture the applicable Debt Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term 'default' to include the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the applicable Debt Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series. (Section
602)

     No holder of any Debt Securities of any series may institute any action under either Indenture unless (a) such holder shall have given the Debt Trustee thereunder written notice of a continuing Event of Default with respect to such series, (b) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Debt Trustee thereunder to institute proceedings in respect of such Event of Default, (c) such holder or holders shall have offered the Debt Trustee thereunder such reasonable indemnity as such Debt Trustee may require, (d) the Debt Trustee thereunder shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Debt Trustee thereunder during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities of such series. (Section 507)

     The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Debt Trustee or exercising any trust or power conferred on such Debt Trustee with respect to such series of Debt Securities. (Section 512) Each Indenture provides that, in case an Event of Default shall occur and be continuing, the Debt Trustee thereunder, in exercising its rights and powers under such Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 601) Each Indenture further provides that the Debt Trustee thereunder shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under such Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it. (Section 601)

     The Company must furnish to the Debt Trustees within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the applicable Indenture and the terms of the Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of such Indenture or, if the Company is in default, specifying such default. (Section 1004)

     If any Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Debt Securities are denominated (as evidenced to the applicable Debt Trustee by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the applicable Debt Trustee as provided in the respective Indenture. (Section 104)

     If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof. (Section 101)

MODIFICATION OF THE INDENTURES

     With certain exceptions, the applicable Indenture or the rights of the holders of the Debt Securities may be modified by the Company and the applicable Debt Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such modification then outstanding, but no such modification may be made without the consent of the holder of each outstanding Debt Security affected thereby which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), or (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults thereunder and their consequences provided for in such Indenture, or (iii) modify any of the provisions of certain Sections of the applicable Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of such Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 902)

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

     If the terms of any series of Debt Securities so provide, the Company will be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series by (a) depositing with the applicable Debt Trustee (i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all Debt Securities of such series for principal, premium and interest or (ii) as obligations in trust such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all such Debt Securities for principal, premium and interest and (b) satisfying certain other conditions precedent specified in the applicable Indenture. (Section 403) In the event of any such defeasance, holders of such Debt Securities would be able to look only to such trust fund for payment of principal of, any premium on, and any interest on their Debt Securities.

     Such defeasance is likely to be treated as a taxable exchange by holders of the relevant Debt Securities for an issue consisting of either obligations of the trust or a direct interest in the cash and securities held in the trust, with the result that such holders would be required for tax purposes to recognize gain or loss as if such obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. In addition, if the holders are treated as the owners of their proportionate share of the cash or securities held in trust, such holders would then be required to include in their income for tax purposes any income, gain or loss attributable thereto even though no cash was actually received. Thus, such holders might be required to recognize income for tax purposes in different amounts and at different times than would be recognized in the absence of defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of defeasance.

CONCERNING THE SENIOR TRUSTEE

     TCB and its affiliates provide customary commercial banking services to the Company and certain of its subsidiaries and participate in various financing agreements of the Company in the ordinary course of their business. TCB acts as the administrative agent under the Revolving Credit Agreement dated as of October 5, 1995 among the Company and TCB.

                         DESCRIPTION OF PREFERRED STOCK


     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The summary of terms of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Articles of Incorporation, and the certificate of amendment relating to each series of the Preferred Stock (the 'Certificate of Amendment') which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

     The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors of the Company to issue 100 million shares of Preferred Stock, no par value per share, in one or more series and to fix the preferences, limitations and relative rights of the shares of each such series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, and the number of shares constituting each such series, without any further vote or action by the shareholders. No shares of Preferred Stock are currently outstanding, and no shares are reserved for issuance.

     Preferred Stock of a particular series shall have the dividend, liquidation, redemption, conversion and voting rights set forth in the Prospectus Supplement relating to such series. Reference is made to the Prospectus Supplement relating to a particular series of Preferred Stock for specific terms, including: (i) the distinctive serial designation and the number of shares constituting such series; (ii) the dividend rate or rates, the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends; (iii) any redemption, sinking fund or other analogous provisions applicable to such Preferred Stock; (iv) the amount or amounts payable upon the shares of Preferred Stock in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company prior to any payment or distribution of the assets of the Company to the holders of any class or classes of stock which are junior in rank to the Preferred Stock; (v) any terms for the conversion into or exchange for shares of Common Stock, shares of Preferred Stock or Debt Securities and (vi) any other specific terms of the Preferred Stock not inconsistent with the Company's amended and Restated Articles of Incorporation and any applicable Certificate of Amendment. The term 'class or classes of stock which are junior in rank to the Preferred Stock' means the Common Stock and any other class or classes of stock of the Company hereafter authorized which shall rank junior to the Preferred Stock as to dividends or upon liquidation.

                          DESCRIPTION OF COMMON STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Revised Business Corporation Law of the State of Utah and the Company's Amended and Restated Articles of Incorporation.

     The Company is presently authorized to issue 400 million shares of Common Stock, no par value per share. At February 25, 1997, an aggregate of 253,935,437 shares of Common Stock were outstanding. In addition, 14,042,949 shares of Common Stock have been reserved for issuance upon exercise of options and for the issuance of retention shares granted under the Company's 1995 Stock Option Plan, and 200,000 shares of Common Stock have been reserved for issuance upon exercise of options granted under the Company's 1995 Directors Stock Option Plan.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. In the event of a dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after the discharge or the provision for the discharge of liabilities and the payment of any liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable.

     Harris Trust & Savings Bank is the transfer agent and registrar for the Common Stock. The Common Stock is listed on the New York Stock Exchange.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Senior Debt Securities or shares of Preferred Stock or Common Stock. Warrants may be issued independently or together with any Senior Debt Securities or shares of Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from such Senior Debt Securities or shares of Preferred Stock or Common Stock. The Warrants are to be issued under Warrant Agreements to be entered into between the Company and TCB, as Warrant Agent, or such other bank or trust company as is named in the Prospectus Supplement relating to the particular issue of Warrants (the 'Warrant Agent'). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The following summaries of certain provisions of the form of Warrant Agreement and Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable Warrant Agreement and the Warrants.

GENERAL

     If Warrants are offered, the Prospectus Supplement will describe the terms of the Warrants, including the following: (i) the offering price; (ii) the currency, currencies or currency units for which Warrants may be purchased;
(iii) the designation, aggregate principal amount, currency, currencies or currency units and terms of the Senior Debt Securities purchasable upon exercise of the Debt Warrants and the price at which such Senior Debt Securities may be purchased upon such exercise; (iv) the designation, number of shares and terms of the Preferred Stock purchasable upon exercise of the Preferred Stock Warrants and the price at which such shares of Preferred Stock Warrants may be purchased upon such exercise; (v) the designation, number of shares and terms of the Common Stock purchasable upon exercise of the Common Stock Warrants and the price at which such shares of Common Stock may be purchased upon such exercise;
(vi) if applicable, the designation and terms of the Senior Debt Securities, Preferred Stock or Common Stock with which the Warrants are issued and the number of Warrants issued with each such Senior Debt Security or share of Preferred Stock or Common Stock; (vii) if applicable, the date on and after which the Warrants and the related Senior Debt Securities, Preferred Stock or Common Stock will be separately transferable; (viii) the date on which the right to exercise the Warrants shall commence and the date (the 'Expiration Date') on which such right shall expire; (ix) whether the Warrants will be issued in registered or bearer form; (x) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations relating to the Warrants; and (xi) any other terms of the Warrants.

     Warrants may be exchanged for new Warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Before the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Senior Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the Senior Debt Securities purchasable upon such exercise or to enforce the covenants in the Indenture or to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder to purchase such principal amount of Senior Debt Securities or such number of shares of Preferred Stock or Common Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrant. Warrants may be exercised at such times as are set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Senior Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the Prospectus Supplement relating to the Warrants. Upon receipt of such payment and the certificate representing the Warrants to be exercised, properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Senior Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. If fewer than all of the Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Warrants.

         DESCRIPTION OF TRUST PREFERRED SECURITIES AND TRUST GUARANTEES

TRUST PREFERRED SECURITIES

     The Declaration pursuant to which each UPRG Trust is organized will be replaced by an Amended and Restated Declaration of Trust (the 'Amended Declaration') which will authorize the trustees (the 'Trustees') of such trust to issue on behalf of such UPRG Trust one series of Trust Preferred Securities and one series of Trust Common Securities (together, the 'Trust Securities'). The Trust Preferred Securities will be issued to the public pursuant to the Registration Statement of which this Prospectus forms a part, and the Trust Common Securities will be issued directly or indirectly to the Company.

     The Trust Preferred Securities will have such terms, including dividends, redemption, voting, conversion, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the applicable Declaration or made part of such Declaration by the Trust Indenture Act. Reference is made to the applicable Prospectus Supplement relating to the Trust Preferred Securities of such UPRG Trust for specific terms, including (i) the distinctive designation of Trust Preferred Securities,
(ii) the number of Trust Preferred Securities issued by such UPRG Trust, (iii) the annual dividend rate (or method of determining such rate) for Trust Preferred Securities issued by such UPRG Trust and the date or dates upon which such dividends shall be payable, (iv) whether dividends on Trust Preferred Securities issued by such UPRG Trust shall be cumulative, and, in the case of Trust Preferred Securities having such cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on Trust Preferred Securities issued by such UPRG Trust shall be cumulative, (v) the amount or amounts which shall be paid out of the assets of such UPRG Trust to the holder of Trust Preferred Securities of such UPRG Trust upon voluntary or involuntary dissolution, winding-up or termination of such UPRG Trust, (vi) the terms and conditions, if any, under which Trust Preferred Securities of such UPRG Trust may be converted into shares of Capital Stock of the Company, including the conversion price per share and the circumstances, if any, under which any such conversion right shall expire, (vii) the terms and conditions, if any, upon which the related series of the applicable Subordinated Debt Securities may be distributed to holders of Trust Preferred Securities of such UPRG Trust, (ix) the obligation, if any, of such UPRG Trust to purchase or redeem Trust Preferred Securities issued by such UPRG Trust and the price or prices at which, the period or periods within which and the terms and conditions upon which Trust Preferred Securities issued by such UPRG Trust shall be purchased or redeemed, in whole or in part, pursuant to such obligation, (x) the voting rights, if any, of Trust Preferred Securities issued by such UPRG Trust in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for the approval by the holders of Trust Preferred Securities, or of Trust Preferred Securities issued by such UPRG Trust, as a condition to specified action or amendments to the Declaration of such UPRG Trust, and (xi) any other relevant rights, preferences, privileges, limitations or restrictions of Trust Preferred Securities issued by such UPRG Trust consistent with the Declaration of such UPRG Trust or with applicable law. Pursuant to each Declaration, the Property Trustee will own the Subordinated Debt Securities purchased by the applicable UPRG Trust for the benefit of the holders of the Trust Preferred Securities. The payment of dividends out of money held by the UPRG Trusts, and payments upon redemption of Trust Preferred Securities or liquidation of any UPRG Trust, will be guaranteed by the Company to the extent described under '--Trust Guarantees.'

     Certain federal income tax considerations applicable to an investment in Trust Preferred Securities will be described in the Prospectus Supplement relating thereto.

     In connection with the issuance of Trust Preferred Securities, each UPRG Trust will also issue one series of Trust Common Securities. Each Amended Declaration will authorize the Regular Trustee of a UPRG Trust to issue on behalf of such UPRG Trust one series of Trust Common Securities having such terms, including dividends, conversion, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. Except as otherwise provided in the Prospectus Supplement relating to the Trust Preferred Securities, the terms of the Trust Common Securities issued by such UPRG Trust will be substantially identical to the terms of the Trust Preferred Securities issued by such UPRG Trust, and the Trust Common Securities will rank pari passu, and payments will be made thereon pro rata with the Trust Preferred Securities except that, upon an event of default under the applicable Declaration, the rights of the holders of the Trust Common Securities to payment in respect of dividends and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. Except in certain limited circumstances, the Trust Common Securities will also carry the right to vote and appoint, remove or replace any of the Trustees of the related UPRG Trust which issued such Trust Common Securities. All of the Trust Common Securities of each UPRG Trust will be directly or indirectly owned by the Company.

     The Property Trustee and its affiliates provide customary commercial banking services to the Company and certain of its subsidiaries and participate in various financing agreements of the Company in the ordinary course of their business. The Property Trustee acts as the administrative agent under the Revolving Credit Agreement dated as of October 5, 1995 among the Company and the Property Trustee.

TRUST GUARANTEES

     Set forth below is a summary of information concerning the Trust Guarantees which will be executed and delivered by the Company, from time to time, for the benefit of the holders of Trust Preferred Securities. The accompanying Prospectus Supplement will describe any significant differences between the actual terms of the Trust Guarantees and the summary below. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Trust Guarantee, which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part.

     General. The Company will irrevocably and unconditionally agree, to the extent set forth in the Trust Guarantees, to pay in full, to the holders of Trust Preferred Securities of each series, the Trust Guarantee Payments (as defined below) (except to the extent paid by such UPRG Trust), as and when due, regardless of any defense, right of set-off or counterclaim which such UPRG Trust may have or assert. The following payments with respect to any series of Trust Preferred Securities to the extent not paid by the applicable UPRG Trust (the 'Trust Guarantee Payments') will be subject to the Trust Guarantees (without duplication): (i) any accrued and unpaid dividends which are required to be paid on the Trust Preferred Securities of such series, to the extent such UPRG Trust shall have funds legally available therefor, (ii) the redemption price, including all accrued and unpaid dividends (the 'Redemption Price'), payable out of funds legally available therefor, with respect to any Trust Preferred Securities called for redemption by such UPRG Trust and (iii) upon a liquidation of such UPRG Trust (other than in connection with the distribution of Subordinated Debt Securities to the holders of Trust Preferred Securities or the redemption of all of the Trust Preferred Securities issued by such UPRG Trust), the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the Trust Preferred Securities of such series to the date of payment and (b) the amount of assets of such UPRG Trust remaining available for distribution to holders of Trust Preferred Securities of such series in liquidation of such UPRG Trust. The Company's obligation to make a Trust Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Trust Preferred Securities or by causing the applicable UPRG Trust to pay such amounts to such holders.

     Covenants of the Company. In each Trust Guarantee, the Company will covenant that, so long as any Trust Preferred Securities issued by the applicable UPRG Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under such Trust Guarantee or the Declaration of such UPRG Trust, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its Common Stock (other than (i) purchases or acquisitions of shares of Common Stock in connection with the satisfaction by the Company of its obligations under any employee benefit plan,
(ii) as a result of a reclassification of the Company's Common Stock or the exchange or conversion of one class or series of the Company's Common Stock for another class or series of the Company's Common Stock, (iii) the purchase of fractional interests in shares of the Company's Common Stock pursuant to the conversion or exchange provisions of such Common Stock of the Company or the security being converted or exchanged or (iv) purchases or acquisitions of shares of Common Stock to be used in connection with acquisitions of Common Stock by shareholders pursuant to the Company's dividend reinvestment plan) or make any guarantee payments with respect to the foregoing and (b) the Company shall not make any payment of principal or premium, if any, on or repurchase any debt securities (including guarantees) other than at stated maturity issued by the Company which rank pari passu with or junior to such Subordinated Debt Securities.

     Amendment and Assignment. Except with respect to any changes which do not adversely affect the rights of holders of Trust Preferred Securities of any series (in which case no vote will be required), each Trust Guarantee with respect to any series of Trust Preferred Securities may be changed only with the prior approval of the holders of not less than a majority in liquidation preference of the outstanding Trust Preferred Securities of such series. The manner of obtaining any such approval of holders of the Trust Preferred Securities of each series will be as set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in each Trust Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the applicable series of Trust Preferred Securities then outstanding.

     Termination of the Trust Guarantees. Each Trust Guarantee will terminate as to the Trust Preferred Securities issued by the applicable UPRG Trust (a) upon full payment of the redemption price of all Trust Preferred Securities of such UPRG Trust, (b) upon distribution of the Subordinated Debt Securities held by such UPRG Trust to the holders of the Trust Preferred Securities of such UPRG Trust or (c) upon full payment of the amounts payable in accordance with the Declaration of such UPRG Trust upon liquidation of such UPRG Trust. Each Trust Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities issued by the applicable UPRG Trust must restore payment of any sums paid under such Trust Preferred Securities or such Trust Guarantee. The subordination provisions of the Subordinated Debt Securities and the Trust Guarantees, respectively, will provide that in the event payment is made on the Subordinated Debt Securities or the Trust Guarantees in contravention of such provisions, such payments will be paid over to the holders of Senior Indebtedness.

     Ranking of the Trust Guarantees. Each Trust Guarantee will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company,

(ii) pari passu with the most senior preferred or preference stock, if any, hereafter issued by the Company and with any guarantee hereafter entered into by the Company in respect of any preferred or preference stock or interests of any affiliate of the Company and (iii) senior to the Company's Common Stock. Each Declaration will provide that each holder of Trust Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the applicable Trust Guarantee.

     Each Trust Guarantee will constitute a guarantee of payment and not of collection. The Trust Guarantees will be deposited with the Property Trustee to be held for the benefit of any series of Trust Preferred Securities. The Property Trustee will have the right to enforce the Trust Guarantees on behalf of the holders of any series of Trust Preferred Securities. The holders of not less than 10% in aggregate liquidation preference of a series of Trust Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Trust Guarantee applicable to such series of Trust Preferred Securities, including the giving of directions to the Property Trustee. If the Property Trustee fails to enforce a Trust Guarantee as above provided, any holder of Trust Preferred Securities of a series to which such Trust Guarantee pertains may institute a legal proceeding directly against the Company to enforce its rights under such Trust Guarantee, without first instituting a legal proceeding against the applicable UPRG Trust, or any other person or entity. Each Trust Guarantee will not be discharged except by payment of the Trust Guarantee Payments in full to the extent not paid by the applicable UPRG Trust, and by complete performance of all obligations under such Trust Guarantee.

     Governing Law. Each Trust Guarantee will be governed by and construed in accordance with the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     The Company or the UPRG Trusts may sell the Offered Securities offered hereby (i) through underwriters or dealers, (ii) through agents, (iii) directly to purchasers, or (iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company or the UPRG Trusts from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.


     Offered Securities may be sold directly by the Company or the UPRG Trusts or through agents designated by the Company or the UPRG Trusts from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company or the UPRG Trusts to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company or the UPRG Trusts will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company or the UPRG Trusts at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company or the UPRG Trusts to indemnification by the Company or the UPRG Trusts against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company or the UPRG Trusts to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company or the UPRG Trusts in the ordinary course of business.

     Each series of Offered Securities will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company or the UPRG Trusts for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

                                 LEGAL OPINIONS

     The validity of the Company Securities will be passed upon for the Company by Mark L. Jones, General Attorney of the Company. The validity of the Trust Preferred Securities will be passed upon for the Company and the UPRG Trusts by Richards, Layton & Finger, Wilmington, Delaware, special Delaware counsel to the Company and the UPRG Trusts. The validity of the Offered Securities will be passed upon for the underwriters, dealers or agents, if any, by Cravath, Swaine & Moore, New York, New York. Mr. Jones beneficially owns, or has rights to acquire under employee benefit plans, an aggregate of less than 1% of the common stock of the Company. Cravath, Swaine & Moore has from time to time acted as counsel for the Company and may do so in the future.

                                    EXPERTS

     The financial statements incorporated in this Registration Statement by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for periods ended March 31, 1996 and 1995, June 30, 1996 and 1995 and September 30, 1996 and 1995 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not 'reports' or a 'part' of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                           PROSPECTUS SUPPLEMENT

     Incorporation of Certain Documents by Reference..................  S-2
     Certain Defined Terms............................................  S-2
     Background.......................................................  S-3
     Recent Developments..............................................  S-3
     Use of Proceeds..................................................  S-4
     Ratio of Earnings to Fixed Charges...............................  S-4
     Capitalization...................................................  S-5
     Summary Historical and Pro Forma Operating Data..................  S-6
     Summary Historical and Pro Forma Reserve Data....................  S-7
     Selected Historical and Pro Forma Financial Information..........  S-8
     The Company...................................................... S-10
     Description of the Securities.................................... S-16
     Underwriting..................................................... S-18
     Forward-Looking Information...................................... S-19
     Experts.......................................................... S-20

                                PROSPECTUS
     Available Information............................................    2
     Incorporation of Certain Documents by Reference..................    2
     The Company......................................................    3
     The UPRG Trusts..................................................    3
     Use of Proceeds..................................................    4
     Description of Debt Securities...................................    4
     Description of Preferred Stock...................................   12
     Description of Common Stock......................................   13
     Description of Warrants..........................................   13
     Description of Trust Preferred Securities and Trust Guarantees...   14
     Plan of Distribution.............................................   17
     Legal Opinions...................................................   18
     Experts..........................................................   18

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                                  $800,000,000

                       UNION PACIFIC RESOURCES GROUP INC.

                   $         % NOTES DUE MAY 15, 2005
                   $         % NOTES DUE MAY 15, 2008
                   $         % DEBENTURES DUE MAY 15, 2018
                   $         % DEBENTURES DUE MAY 15, 2028

                                    [LOGO]
                                  ------------
                             PROSPECTUS SUPPLEMENT

                                  MAY  , 1998

                             (INCLUDING PROSPECTUS
                             DATED MARCH 17, 1997)
                                  ------------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                             CHASE SECURITIES INC.
                              GOLDMAN, SACHS & CO.
                                  ------------

                             ABN AMRO INCORPORATED
                         BANCAMERICA ROBERTSON STEPHENS
                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                              PETRIE PARKMAN & CO.
                      RBC DOMINION SECURITIES CORPORATION

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